UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PRG-Schultz International Inc.

File No. 0-28000 CF#20343

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PRG-Schultz International Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 15, 2007.

Based on representations by PRG-Schultz International Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 31, 2009.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel